Exhibit 3

[SEAL]	ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION Simple Form 3853 10 (C03) Approved by ??????? ,1000	TODD RO KITA SECRETARY OF STATE CORPORATIONS DIVISION 302 W. Washington St., ??? 2014 Indianapolis, IN 48204 Telephone: (317) 232-0676

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ARTICLES OF AMENDMENT OF THE
ARTICLES OF INCORPORATION OF

Name of Corporation	Date of incorporation
Duke Realty Corporation	March 12, 1992
The undersigned officer of the above referenced Corporation (herein after referred to as the “Corporation”) existing pursuant to the provisions of (individual appropriate of)

☒ Indiana Business Corporation Law	☐ Indiana Professional Corporation Act of 1983

as amended (hereinafter referred to as the “Act”), desiring to give notice of corporate action affecting amendment of certain provisions of in Articles of Incorporation, certify the following facts:

ARTICLE I Amendment(s)

The exact text of Article(s) is now as follows:	of the Articles of incorporation

(NOTE: If amending the name of corporation, write Article “I” in space above and write “The name of the
Corporation is	,” below.)

The exact text of the Third Restated Articles of Incorporation is amended to add Exhibit K as follows:

SEE ATTACHED EXHIBIT K

ARTICLES
Date of each amendment’s adoption:
February 3, 2004

(Continued on the reverse side)

ARTICLE III Manner of Adoption and Vote

Mark applicable section: NOTE - Only in limited situations does Indiana law permit an Amendment without shareholder approval.  Because a name change requires shareholder approval.  Section 2 must be marked and either A or B completed.

☒	SECTION 1	This amendment was adopted by the Board of Directors or incorporators and shareholder action was not required.

☐	SECTION 2	The shareholders of the Corporation entitled to vote in respect to the amendment adopted the proposed amendment. The amendment was adopted by: (Shareholder approval may be by either A or B)
A. Vote of such shareholders during a meeting called by the Board of Directors. The result of such vote is as follows:

Shares entitled to vote.
Number of share represented at the meeting
Shares voted in favor
Shares voted against

B. Unanimous written consent executed on	, 20	and
signed by all shareholders entitled to vote.

ARTICLE IV Compliance with Legal Requirements

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the By-Laws of the Corporation.

I hereby verify, subject to the penalties of perjury, that the statements contained herein are true, this 6th day of February, 2004.

Signature of current officer or chairman of the board	Printed name of officer or chairman of the board
/s/ Howard L. Feinsand	Howard L. Feinsand

Signator's title
Executive Vice President and General Counsel

Exhibit K
to the
Third Restated
Articles of Incorporation of
Duke Realty Corporation

Series K Preferred Shares. Pursuant to the authority granted under Section 6.01 of the Corporation’s Third Restated Articles of Incorporation (the “Articles of Incorporation”), the Board of Directors of the Corporation hereby establishes a series of preferred shares designated the 6.5% Series K Cumulative Redeemable Preferred Shares ($0.01 par value per share) (liquidation preference $250.00 per share) (the “Series K Preferred Shares”) on the following terms:

(a)           Number. The number of authorized shares of the Series K Preferred Shares shall be 600,000.

(b)           Relative Seniority.  In respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Corporation, the Series K Preferred Shares shall rank (i) on a parity with any class or series of capital shares of the Corporation as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up (whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof are different from those of the Series K Preferred Shares), if the holders of such class or series of capital shares and the Series K Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences without preference or priority one over the other, (ii) senior to any class or series of capital shares of the Corporation ranking, as to dividends or upon liquidation, junior to the Series K Preferred Shares (collectively, “Junior Shares”) and (iii) senior to the Series C Preferred Shares, shares of common stock (“Common Shares”) and any other class or series of capital shares of the Corporation ranking, as to dividends and upon liquidation, junior to the Series K Preferred Shares (collectively, “Fully Junior Shares”).

(c)           Dividends.

(1)           The holders of the then outstanding Series K Preferred Shares shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available therefor, cumulative dividends at the rate of 6.5% of the liquidation preference per share per year, payable quarterly in equal amounts of $4.0625 per share in cash on the last calendar day of each February, May, August and November or, if not a Business Day  (as hereinafter defined), the next succeeding Business Day (each such day being hereinafter called a “Quarterly Dividend Date” and each period ending on a Quarterly Dividend Date being hereinafter called a “Dividend Period”), provided, however,  that the first distribution on the Series K Preferred Shares will be paid on May 31, 2004.  Dividends shall be payable to holders of record as they appear in the share records of the Corporation at the close of business on the applicable record date  (the “Record Date”), which shall be on such date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than 10 days prior to such Quarterly Dividend Date. The amount of any dividend payable for any partial Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on each share of Series K Preferred Shares shall accrue and be cumulative from and including the date of original issue thereof whether or not  (i) there are funds legally available for the payment of such distributions or (ii) such distributions are authorized.  Dividends paid on the Series K Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a per share basis among all such shares at the time outstanding. Except as provided in subparagraph (e)(2)(iv) and the last sentence of this paragraph, unless the full cumulative dividends on the Series K Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period, no dividends  (other than dividends payable solely in Common Shares or other Fully Junior Shares) shall be declared or paid or set aside for payment or other distribution made upon the Common Shares or any other capital shares of the Corporation ranking junior to or on a parity with the Series K Preferred Shares as to dividends or upon liquidation, nor shall any Common Shares or any other capital shares of the Corporation ranking junior to or on a parity with the Series K Preferred Shares as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of such shares) by the Corporation or any subsidiary of the Corporation (except for conversion into or exchange for such capital shares of the Corporation ranking junior to the Series K Preferred Shares as to dividends and upon liquidation). If accrued dividends on the Series K Preferred Shares for all prior Dividend Periods have not been paid in full, then any dividend declared on the Series K Preferred Shares for any Dividend Period and on any series of preferred shares at the time outstanding ranking on a parity as to the dividends with the Series K Preferred Shares will be declared ratably in proportion to accrued and unpaid dividends on the Series K Preferred Shares and such series of preferred shares at the time outstanding ranking on a parity as to dividends with the Series K Preferred Shares.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

(2)           The amount of any dividends accrued on any Series K Preferred Shares at any Quarterly Dividend Date shall be the amount of any unpaid dividends accumulated thereon, to and including such Quarterly Dividend Date, whether or not earned or declared, and the amount of dividends accrued on any shares of Series K Preferred Shares at any date other than a Quarterly Dividend Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon, to and including the last preceding Quarterly Dividend Date, whether or not earned or declared, plus an amount calculated on the basis of the annual dividend rate of 6.5% per share, for the period after such last preceding Quarterly Dividend Date to and including the date as of which the calculation is made based on a 360-day year consisting of twelve 30-day months.

(3)           Except as provided in this Section, the Series K Preferred Shares shall not be entitled to participate in the earnings or assets of the Corporation.

(4)           Any dividend payment made on the Series K Preferred Shares shall be first credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(5)           If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Code) any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of capital shares (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocated to the holders of the Series K Preferred Shares shall be the amount that the total dividends paid or made available to the holders of the Series K Preferred Shares for the year bears to the Total Dividends.

(6)           No dividends on the Series K Preferred Shares shall be authorized by the Board of Directors or be paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law. Notwithstanding the foregoing, dividends on the Series K Preferred Shares will accrue whether or not there are funds legally available for the payment of such distributions or such distributions are authorized.

(d)           Liquidation Rights.

(1)           Upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the holders of the Series K Preferred Shares then outstanding shall be entitled to receive and to be paid out of the assets of the Corporation legally available for distribution to its shareholders, before any payment or distribution shall be made on any Junior Shares or any Fully Junior Shares, the amount of $250.00 per share, plus an amount equal to any accrued and unpaid distributions thereon to the date of such liquidation, dissolution or winding up.

(2)           After payment of the full amount of the liquidating distributions provided for in this Section to the holders of the Series K Preferred Shares, such holders shall have no right or claim to any of the remaining assets of the Corporation.

(3)           If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Corporation, the amounts payable with respect to the liquidating distributions of the Series K Preferred Shares and any other shares of the Corporation ranking as to any such distribution on a parity with the Series K Preferred Shares are not paid in full, the holders of the Series K Preferred Shares and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they are entitled.

(4)           Neither the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, the merger or consolidation of the Corporation into or with any other entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section.

(e)           Redemption by the Corporation.

(1)           Optional Redemption.  On and after February 13, 2009, the Corporation may, at its option, redeem at any time all or, from time to time, part of the Series K Preferred Shares at a price per share  (the “Series K Redemption Price”), payable in cash, of $250.00, together with all accrued and unpaid distributions thereon, without interest, to and including the date fixed for redemption (the “Series K Redemption Date”).  The Series K Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

(2)           Procedures of Redemption.

(i)            Notice of redemption will be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the Series K Redemption Date, addressed to each holder of record of the Series K Preferred Shares to be redeemed at the address set forth in the share transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series K Preferred Shares, except as to the holder to whom the Corporation has failed to give notice or except as to the holder to whom notice was defective. In addition to any information required by law or by the applicable rules of any exchange upon which Series K Preferred Shares (or depositary shares or receipts representing fractional interests in Series K Preferred Shares) may be listed or admitted to trading, such notice shall state: (a) the Series K Redemption Date; (b) the Series K Redemption Price; (c) the number of Series K Preferred Shares to be redeemed; (d) the place or places where certificates for such shares are to be surrendered for payment of the Series K Redemption Price; and (e) that dividends on the shares to be redeemed will cease to accumulate on the Series K Redemption Date. In case fewer than all of the Series K Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series K Preferred Shares to be redeemed from such holder.

(ii)           If notice has been mailed in accordance with subparagraph (e)(2)(i) above and provided that on or before the Series K Redemption Date specified in such notice all funds necessary for such redemption shall have been irrevocably set aside by the Corporation, separate and apart from its other funds in trust for the pro rata benefit of the holders of the Series K Preferred Shares so called for redemption, so as to be, and to continue to be available therefor, then, from and after the Series K Redemption Date, dividends on the Series K Preferred Shares so called for redemption shall cease to accumulate, said shares shall no longer be deemed to be outstanding and shall not have the status of Series K Preferred Shares and all rights of the holders thereof as shareholders of the Corporation (except the right to receive the Series K Redemption Price) shall cease. Upon surrender, in accordance with such notice, of the certificates for any Series K Preferred Shares so redeemed  (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such Series K Preferred Shares shall be redeemed by the Corporation at the Series K Redemption Price. In case fewer than all the Series K Preferred Shares represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed Series K Preferred Shares without cost to the holder thereof.

(iii)          Any funds deposited with a bank or trust company for the purpose of redeeming Series K Preferred Shares shall be irrevocable except that:

(A)          the Corporation shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and

(B)           any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series K Preferred Shares entitled thereto at the expiration of two years from the applicable Series K Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

(iv)          Unless full accumulated dividends on all Series K Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period, no Series K Preferred Shares shall be redeemed or purchased or otherwise acquired directly or indirectly by the Corporation or any subsidiary of the Corporation and no shares of any series of preferred shares of the Corporation shall be redeemed unless all outstanding Series K Preferred Shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the redemption of Series K Preferred Shares to preserve the REIT status of the Corporation or the purchase or acquisition of Series K Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series K Preferred Shares.

(v)           If the Series K Redemption Date is after a Record Date and before the related Quarterly Dividend Date, the dividend payable on such Quarterly Dividend Date shall be paid to the holder in whose name the Series K Preferred Shares to be redeemed are registered at the close of business on such Record Date notwithstanding the redemption thereof between such Record Date and the related Quarterly Dividend Date or the Corporation’s default in the payment of the dividend due.

(vi)          In case of redemption of less than all Series K Preferred Shares at the time outstanding, the Series K Preferred Shares to be redeemed shall be selected pro rata from the holders of record of such shares in proportion to the number of Series K Preferred Shares held by such holders (with adjustments to avoid redemption of fractional shares) or by any other equitable method determined by the Corporation.

(f)            Voting Rights.  Except as required by law and as set forth below, the holders of the Series K Preferred Shares shall not be entitled to vote at any meeting of the shareholders for the election of Directors or for any other purpose, to otherwise participate in any action taken by the Corporation or the shareholders thereof or to receive notice of any meeting of shareholders.

(1)           Whenever dividends on any Series K Preferred Shares shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of such Series K Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors of the Corporation at a special meeting called by the holders of record of at least ten percent (10%) of any series of preferred shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders and at each subsequent annual meeting until all dividends accumulated on such Series K Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.  In such case, the entire Board of Directors of the Corporation will be increased by two Directors.

(2)           So long as any Series K Preferred Shares remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least two-thirds of the Series K Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),  (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to the Series K Preferred Shares with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of the Corporation’s Articles of Incorporation, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series K Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Series K Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series K Preferred Shares and provided further that (x) any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares, or (u) any increase in the amount of authorized Series K Preferred Shares or any other preferred shares, in each case ranking on a parity with or junior to the Series K Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series K Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

(3)           On each matter submitted to a vote of the holders of Series K Preferred Shares in accordance with this Section or as otherwise required by law, each Series K Preferred Share shall be entitled to ten (10) votes, each of which ten (10) votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each Series K Preferred Share, the holder thereof may designate up to ten (10) proxies, with each such proxy having the right to vote a whole number of votes (totaling ten (10) votes per Series K Preferred Share).

(g)           Conversion. The Series K Preferred Shares are not convertible into or exchangeable for any other property or securities of the Corporation.